

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Elchanan Maoz
Chief Executive Officer
Metro One Telecommunications Inc.
30 North Gould Street
Suite 2990
Sheridan, WY 82801

       Re: Metro One Telecommunications Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed September 7, 2022
          File No. 333-262645

Dear Elchanan Maoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Cover Page, page iii

1.   We note your response to prior comment 1 but your cover page remains inconsistent with the prospectus summary regarding whether you are offering warrants or just the shares underlying the warrants. Please revise to clearly disclose the securities being offered by the company and by the selling shareholders and the price at which the company and the selling shareholders are offering those securities. Also disclose the exercise price of the warrants being offered by the selling stockholders which appears to vary between $0.02567 and $0.12 per share. Your Prospectus Summary should clarify that the exercise price of these selling stockholder warrants are lower than the public warrants that are to be

sold in the primary offering of $0.15 per share and may result in significant dilution to public stockholders. Finally, clarify that the offering will terminate after 365 days, but may be extended for an additional 90 days.

Prospectus Summary, page 1

2. We note your response to prior comment 2 and your disclosure that you maintain an "office address" in Wyoming, but your business operations and management is "primarily" conducted in Israel. If true, please clarify that your "office address" at 30 North Gould Street is the address of your Wyoming registered agent and you do not maintain an office or conduct operations in the United States, nor do you manage your affairs in Wyoming. Clarify whether that the Wyoming address is primarily to accept service of process and mail forwarding services to your management in Israel.

3. We note that your former Chief Executive Officer, Ms. Bianca Meger, resigned on July 19, 2022 and your President, Mr. Elchanan Maoz, is currently your Acting Chief Executive Officer. Please clarify your current plans to appoint or seek a permanent CEO prior to or shortly after your IPO and add a risk factor to address the uncertainty as to your management team prior to becoming a public company. Further, either here or your risk factor on page 16, clarify the percentage of time that Mr. Maoz devotes to your management and operations.

4. We note your response to prior comment 4 regarding the number of customers that you have. Given that you only have limited revenue and only 4 customers, please revise to disclose any uncertainty as to your performance claims of your platform due to small sample size and operating history. Also, add a risk factor regarding your dependence on 4 customers.

Liquidity and Capital Resources, page 33

5. We note your response to prior comment 7 regarding your currently available cash resources. While you indicate that you do not currently have sufficient funds available to meet your working capital needs for the next 12 months, please clarify your cash needs in order to meet your business objectives in the next year.

Certain Relationships and Related Transactions, page 49

6. We note that your acting CEO, Mr. Maoz, is affiliated with entities affiliated with Maoz Everest Management Limited Fund and other Everest entities. Please revise this section to disclose all related party transactions involving you and these entities. We note that Everest entities have entered into recent promissory notes with you, received transaction fees for the sale of securities (page F-36) and other transactions. Please refer to Item 404 of Regulation S-K.

Financial Statements
For the Six Months Ended June 30, 2022 and 2021, page F-1

7.   Please revise in response to the comments on the audited financial statements for the years ended December 31, 2021 and 2020.

For the Years Ended December 31, 2021 and 2020
Note 4 - Summary of Accounting Policies
Software, Research & Development Expenditure, page F-32

8.   We note that research and development expenditures subsequent to the acquisition of software from Royal App are capitalized as incurred. Please revise the accounting policy disclosure and related financial statements to differentiate between costs incurred to establish the technological feasibility, which should be expensed as incurred pursuant to ASC 730-10, and costs incurred subsequent to determining technological feasibility. Please expand MD&A on page 36 accordingly.

9.   Please expand the disclosure to include the basis for your belief that the certain assets acquired in the Royal App transaction have alternative future uses, which permits the fair value measurement of the related intangible asset pursuant to ASC 805-50-30-1 and ASC 730-10-25-2(c).

10.   Refer to Note 6 on page F-37 which states that you have not yet completed the development of your upgraded software application, which is expected to reach commercial viability in the second quarter of 2022. We also note that the software is under ongoing development. Please disclose, in detail, how you established technological feasibility of the substantially augmented and re-developed Shelfy software platform subsequent to acquisition and prior to launch in 2022.

11.   We note on page F-37 that the Shelfy platform is expected to reach commercial viability in the second quarter of 2022. Please include subsequent events disclosure to disclose the launch date for the re-developed Shelfy platform. Please also revise the financial statements to expense research and development costs incurred prior to technological feasibility (i.e. launch date) or tell us why you believe that technological feasibility was achieved prior to initial launch of the re-developed platform.

Revenue Recognition, page F-33

12.   Refer to your Revenue recognition accounting policy on pages F-11 and F-33 that states that you recognize revenue "when a perceived contract exists." Please expand the disclosure to clarify in greater detail how you determine whether a contract exists. Please expand MD&A accordingly.

Note 5 - Acquisition of Assets, page F-36

13.   We note that assets acquired included goodwill, intellectual property and trademarks, customer service agreements and certain other assets and liabilities. Please disclose in quantified detail the fair value attributable to each type of acquired asset. Also, disclose your methodology for determining the fair value of each acquired asset and explain to us why goodwill was recognized in an asset acquisition.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ken Bart, Esq.